SEARS, ROEBUCK AND CO.

DEFERRED COMPENSATION PLAN

AS AMENDED AND RESTATED TO

DECEMBER 4, 1995

ARTICLE I
DESIGNATION OF PLAN AND DEFINITIONS

1.1     Title

This Plan shall be known as the "Sears, Roebuck and Co. Deferred
Compensation Plan" and shall become effective for Compensation received on and after January 1, 1987.

1.2     Definitions

The following definitions will apply:

(a)     "Accounts" shall mean Deferred Compensation Accounts.

(b)     "Beneficiary" or "Contingent Beneficiary" (collectively,
"Beneficiary" or "Beneficiaries"), shall mean the person or persons last designated in writing by the Participant to the Committee, in accordance with Section 8.5 of this Plan.

(c)     "Board" shall mean the Board of Directors of the Company.

(d) "Compensation" shall mean salary, bonuses, LTIP awards and any other compensation payable in cash or common shares with respect to services rendered in any one Plan Year, by a Participating Employer to an Eligible Employee.

(e) "Committee" shall mean the Committee appointed by the Board of Directors pursuant to Article VI of this Plan.

(f) "Company" shall mean Sears, Roebuck and Co. and all consolidated subsidiaries thereof.

(g) "Deferred Compensation Account" shall mean the balance of all Compensation deferred by a Participant, plus all interest accrued pursuant to Article IV of the Plan.

(h) "Eligible Employee" shall mean any Employee who is eligible to be selected as a Participant under Article II of this Plan.

(i) "Employee" shall mean any regular, full-time employee of the Company.

(j) "Hardship" shall mean severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of a dependent (as defined in Section 152(a) of the Internal Revenue Code of 1986, as amended) of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that will constitute an unforeseeable emergency will depend upon the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved--

          1) through reimbursement or compensation by insurance or otherwise,

          2) by liquidation of the Participant's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship, or

          3)     by cessation of deferrals under the Plan.

Examples of what are not considered to be unforeseeable emergencies include the need to send a Participant's child to college or the desire to purchase a home.

(k) "LTIP" shall mean the Sears, Roebuck and Co. Long-Term Incentive Compensation Plan or any similar plan of the Company providing
Compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year.
(l) "Participant" shall mean an Eligible Employee participating in the Plan in accordance with Article II hereof.

(m) "Participating Employer" shall mean the Company, or any Subsidiary which adopts this Plan in accordance with Section 2.2 hereof.

(n)     "Plan" shall mean this Sears, Roebuck and Co. Deferred
Compensation Plan as set forth herein, and as amended from time to time in accordance with Article VII hereof.

(o)     "Plan Year" shall mean the calendar year.

(p) "Separation from Service" shall mean the termination of a Participant's employment with the Company for any reason whatsoever, including retirement, resignation, dismissal and death.

(q)     "Subsidiary" shall mean any subsidiary of the Company.

(r) "Transfer" shall mean a change in a Participant's employment from a Participating Employer to a Subsidiary which is not a Participating Employer.

ARTICLE II
PARTICIPATION

2.1     Eligibility

All key officers and Employees as the Committee may approve who expect to have Compensation and such other items of income as the Committee shall determine, of over the amount fixed from time to time by the Secretary of the Treasury pursuant to Section 401(a)(17) of the Internal Revenue Code of 1986, as amended, for the next Plan Year, shall be Eligible Employees and may be Participants for the next Plan Year. The Committee may change the requirements in this Section 2.1 for eligibility, provided, however, that the Committee shall not decrease said income eligibility requirement.

2.2     Participating Employers

Any Subsidiary, with the approval of the Company, may adopt this Plan for its Eligible Employees.

2.3     Notice of Eligibility

The Committee or its appointed representative shall notify each Eligible Employee no later than 30 days prior to the first business day of any Plan Year or as soon thereafter as practicable, that he/she is entitled to become a Participant in the Plan for such Plan Year.

2.4     Participation Election

Each Eligible Employee shall give written notice to the Committee or its representative, of his/her election to become a Participant in the Plan for any Plan Year, no later than the last business day of the preceeding Plan Year. Such notice shall specify the deferral percentages or amount of Compensation expected to be earned and payable with respect to the upcoming Plan Year to be deferred when such amounts would otherwise be payable, as set forth in Section 3.1 of the Plan. If an Eligible Employee fails to give such written notice of election, such failure will be deemed an election not to become a Participant for such Plan Year. No change may be made in deferral election for the plan year for which a deferral election previously has been made. However, a participant may at any time suspend participation in the Plan for the remainder of a plan year as to deferrals of the salary component of compensation, and deferrals of said salary under the Plan for that plan year will discontinue, starting with salary earned in the month following the receipt by the Committee or its appointed representative of written notice of such suspension.

2.5     Participation Election Form

The Committee shall approve and distribute to all Eligible Employees a form which shall be used by Eligible Employees to notify the Committee of their election to participate in the Plan pursuant to Section 2.4 hereof. Such form shall clearly delineate the deferral alternatives provided by the Plan, pursuant to Section 3.1 hereof.

ARTICLE III
DEFERRALS

3.1     Amount of Deferral

Pursuant to Section 2.4 hereof, a Participant may elect to defer in whole number percentages or whole dollar terms, or a combination thereof, up to all of the aggregate of that portion of a Participant's base salary, annual bonus, LTIP awards and any other compensation payable for services rendered during the Plan Year and such other portion of such Participant's Compensation as may be designated by the Committee, in excess of (i) the amount fixed from time to time by the Secretary of the Treasury pursuant to Section 401(a)(17) of the Internal Revenue Code of 1986, as amended, or (ii) any other higher limitation expressly imposed by the Committee.

3.2     Effective Date of Deferral

Compensation deferred shall be credited to a Participant's Account as set forth in Section 4.2.

3.3.    Use of Amounts Deferred

Amounts credited to Deferred Compensation Accounts hereunder shall be a part of the general funds of the Company, shall be subject to all the risks of the Company's business, and may be deposited, invested or expended in any manner whatsoever by the Company.


ARTICLE IV
DEFERRED COMPENSATION ACCOUNTS AND VESTING

4.1     Establishment of Account

The Committee shall establish, by bookkeeping entry on the books of the Company, a Deferred Compensation Account for each Participant. Such Account shall be established as of the first day of the Plan Year for which the Eligible Employee first becomes a Participant.

4.2     Contributions to Account

The Committee shall cause deferred Compensation to be credited by bookkeeping entry to each Participant's Account as of the date when such Compensation otherwise would have been payable to the Participant.

4.3     Accrual of Interest on Compensation Deferred

To each Subaccount shall be credited, as applicable, Compensation deferred, Dividend Equivalents on Common Shares, and interest. Payments to the Participant or amounts transferred to another Subaccount under the Plan shall be debited to the appropriate Subaccount.

     (a) Subaccount #1 - Sears Roebuck Acceptance Corp. Commercial Paper Rate. Compensation deferred into Subaccount #1 shall be credited to the Subaccount on the same date when it would otherwise be payable to the Participant. Compensation deferred shall earn interest from the date of credit to the date of payment. At the end of each calendar month, interest at a rate equal to the monthly average per annum cost of commercial paper or the equivalent issued by Sears Roebuck Acceptance Corp. ("SRAC") as reported in the monthly report to the SRAC Board of Directors shall be credited to the amounts previously accrued in each Subaccount for the period from the date amounts were credited to such Subaccount to the end of such calendar month.

     (b) Subaccount #2 - Common Share Units. Compensation deferred into Subaccount #2 shall be credited to the Subaccount on the same date when it would otherwise be payable to the Participant. Such Compensation shall be converted into a number of Common Share Units on the date credited to the Subaccount by dividing the Compensation deferred by the Fair Market Value on such date. If Common Share Units exist in a Participant's Subaccount which are indexed under Subaccount #2 on a dividend record date for the Company's common shares, Dividend Equivalents shall be credited to the Participant's Subaccount on the related dividend payment date, and shall be converted into the number of Common Share Units which could be purchased with the amount of Dividend Equivalents so credited.

     In the event of any change in the Company's common shares outstanding, by reason of any stock split or dividend, recapitalization, merger, consolidation, combination or exchange of stock or similar corporate change, the Committee shall make such equitable adjustments, if any, by reason of any such change, deemed appropriate in the number of Common Share Units credited to each Participant's Subaccount #. 2.

     Subject to changes in the law, the Common Share Units will be treated as derivative securities as defined in the rules promulgated under Section 16 of the Securities Exchange Act of 1934. A Section 16(a) Participant may opt out of such treatment by irrevocably waiving in writing the right to have amounts transferred out of this Subaccount, except incident to Separation from Service, death or disability.

     (c) Subaccount #3 - Equity Index Subaccount. Compensation deferred into Subaccount #3 shall be credited to the Subaccount on the same date when it would otherwise be payable to the Participant. On the last day in the month the amounts in the Participant's Subaccount shall be adjusted by a percentage factor based on the total return (including dividends) of the Equity Index from the date the amount was credited to the Subaccount for amounts credited during the month or from the last day of the preceding month for amounts in the Subaccount on such day. Similar adjustments shall also be made on any date the Subaccount is debited by reason of any transfer of an amount to another Subaccount or distribution to the Participant. In the event that the Equity Index is not published for any date referred to above, the Equity Index for the closest day preceding such date for which such Index is published shall be used.

     (d) Subaccount #4 - Fixed Income Index Subaccount. Compensation deferred into Subaccount #4 shall be credited to the Subaccount on the same date when it would otherwise be payable to the Participant. Amounts credited to the Subaccount shall earn additional amounts which will be credited to the Subaccount on the last business day of each month based upon the performance of the Fixed Income Index.

     (e) Subaccount #5 - Restricted Common Share Unit Account. Compensation deferred into Subaccount #5 shall be credited to the Subaccount on the same date when it would otherwise be payable to the Participant. If a Participant has elected to defer all or any portion of his or her annual bonus Compensation or LTIP Compensation under any plan, contract, authorization or arrangement of the Company, then the Participant may elect to invest such deferrals in restricted common share units and the dollar amount of such Compensation will be allocated to Subaccount #5 and to no other Subaccount, except as provided below.

     Such amounts will be converted into Common Share Units on the above-mentioned date and thereafter will be held in Subaccount #5 and administered for all purposes in the same manner as Compensation deferred into the Common Share Unit Account set forth in Section 4.3(c), including but not limited to, the allocation of Dividend Equivalents. Any event that would cause a forfeiture of restricted shares under any of the above-mentioned plans or arrangements of the Company shall cause a forfeiture of Common Share Units under Subaccount #5.

     On the date on which all restrictions would lapse if a participant had received restricted common shares pursuant to any of the above-mentioned plans or arrangements, instead of restricted common share units pursuant to this Plan, all Dividend Equivalents (except for Dividend Equivalents accruing as of the close of business on such date) will cease to accrue and all amounts in Subaccount #5 will automatically be transferred into Subaccount #2 and thereafter will be subject to all of the provisions of the Plan applicable to Subaccount #2, including provisions relating to transfers of amounts between Subaccount #2 and other Subaccounts and distribution.

     Under no circumstances may a Participant who has received restricted common shares of the Company pursuant to any plan or arrangement be allowed to defer such shares into this Plan.

     (f) Transfers between Subaccounts. Transfers among Subaccounts #1, #3 and #4, and, except as otherwise provided below, Subaccount #2, may be made once for each calendar month at the request of the Participant upon application to the Committee, and shall be effective as of the first day of the calendar month subsequent to the month in which the Company receives such Participant's request to transfer. Except for the mandatory transfer referred to in Section 4.3(e) above, no transfers shall be allowed to or from Subaccount #5.

     Section 16(a) Participants may transfer balances carried in Subaccount #2 to another Subaccount, or from another Subaccount into Subaccount #2, only upon application to and approval by the Secretary. Such transfers may be made only during the ten business days commencing on the third and ending on the twelfth business day following the release of quarterly and annual summary statements of the Company's sales and earnings. No more than four such transfers may be made in any calendar year.

     (g)     The following definitions apply to this Section 4.3:

          1) "Common Share Unit" shall mean an amount of Compensation deferred which is converted into a unit or fraction of a unit for purposes of the Plan by dividing a dollar amount by the Fair Market Value of one of the Company's common shares.

          2) "Common shares" shall mean the Company's common shares, par value $.75 per share.

          3) "Dividend Equivalent" shall mean an amount equal to the cash dividend paid on one of the Company's common shares credited to a Subaccount for each Common Share Unit credited to such Subaccount.

          4) "Equity Index" shall mean the Standard & Poor's 500 Composite Stock Price Index which is a market value-weighted index consisting of 500 common stocks of large U.S. domiciled companies selected by Standard and Poor's Corporation ("S&P") through a detailed screening process starting on a macro-economic level and working toward a micro-economic level dealing with company specific information such as market value, industry group classification, capitalization and trading activity. S&P's primary objective for the S&P Index is to represent the segment of the U.S. equity securities markets consisting of large market capitalization stocks. However, companies are not selected by S&P for inclusion because they are expected to have superior stock price performance relative to the market in general or other stocks in particular.

          5) "Fair Market Value" shall mean the closing price of the Company's common shares as reported by the Wall Street Journal or other comparable source in a summary of composite transactions for stocks listed on the New York Stock Exchange.

          6) "Fixed Income Index" shall mean the Lehman Brothers Aggregate Bond Index, which is made up of the Lehman Government/Corporate Bond Index ("Bond Index"), the Lehman Mortgage-Backed Securities Index ("Mortgage-Backed Securities Index"), and the Lehman Asset-Backed Securities Index ("Asset-Backed Securities Index"). The Bond Index is a composite of all publicly issued, fixed rate, nonconvertible, domestic bonds. The issues are rated investment grade or higher by Moody's Investors Service, Inc., S&P, or Fitch Investors Service, Inc., in that order, have a minimum outstanding principal of $100 million for U.S. Government issues or $50 million for other bonds, and have a maturity of at least one year. The index is capitalization-weighted. The Mortgage-Backed Securities Index includes 15- and 30-year fixed rate securities backed by mortgage pools of the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Federal National Mortgage Association. Graduated payment mortgages and balloon mortgages are included in the index; buydown, manufactured homes and graduated equity mortgages are not. The Asset-Backed Securities Index is composed of credit card, auto, and home equity loans. Included in the index are pass-through, bullet (noncallable), and controlled amortization structures; no subordination tranches are included. All securities have an average life of at least one year.

          7) "Secretary" shall mean the duly elected Secretary of the Company.

          8) "Section 16(a) Participants" shall mean Participants who are required to file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended.

          9) "Subaccount" shall mean the portion of the balance in an Account reflecting the Compensation deferred and indexed, as specified by the Participant, against one of the indices set forth in Sections 4.3(a), (b), (c), (d) or (e), and the interest amounts credited thereto.

     (h) Each Participant may vary the choice of indices against which interest on Compensation is measured by executing and delivering a notice to the Director of Compensation of the Company at any time. Such election shall be applicable only to Compensation payable on or after the first day of the month following the month in which such Notice of Election is received.

     (i)     The Plan provisions contained in subsections 4.3(b), (e),
(g)(1), (g)(2), (g)(3), (g)(4), (g)(5), (g)(6), (g)(8), (h) and the
second paragraph of subsection 4.3(f) shall not be amended more than once every six months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, or the rules thereunder.

4.4     Vesting

A Participant shall be fully vested in his/her Deferred Compensation Account at all times, subject to Sections 3.3 and 8.2.

4.5     Transfers

In the event of a Transfer, deferrals of Compensation under this Plan shall be discontinued as of the first day of the pay period during which the Transfer becomes effective, according to Company policy. The Participant's Account shall continue to accrue interest in the same manner as the Accounts of all other Participants, until such time as the Account is distributable pursuant to Article V. In the event such an Employee again becomes an Eligible Employee, he will be notified of his eligibility to become a Participant again in accordance with the procedure set forth in Section 2.3 and may elect to become a Participant again in accordance with the procedure in Section 2.4.


ARTICLE V
PAYMENTS

5.1     Events Causing Accounts to Become Distributable

A Participant's Account becomes distributable on the date on which any of the following occurs:

          (a)     Separation from Service;

          (b) In a lump sum, one or two years subsequent to Separation from Service, at the election of the Participant;

          (c) Demonstration of Hardship by the Participant to the Committee or its representative; and

          (d) As to all or any portion of an Account attributable to Compensation deferred and interest accrued thereon after the date on which the Committee receives a Participant's election form under this subsection 5.1(d) as shall be irrevocably specified by the Participant, on a date certain occurring at any time subsequent to the fiscal year in which the Participant first participates in the Plan. Any balance in the Participant's Account remaining after any payment under this paragraph (d) and any balance in the Account attributable to participation in the Plan in any year subsequent to the year in which a payout on such date certain occurs, shall be paid to the Participant as provided in paragraphs (a), (b) or (c) above.

Notwithstanding any contrary election by a Participant, any payment under this Section 5.1 which would be made at a time when a Participant is a "covered employee" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and which the Company would be prohibited by said Section 162(m) from claiming as a deduction on any tax return shall continue to be deferred hereunder until the first date on which the Company can claim such deduction, unless further deferred as provided in Section 5.1(b).

5.2     Notice of Account Payment and Commencement of Distribution
The Committee or its appointed representative shall notify a Participant or Beneficiary, as the case may be, that he/she is entitled to receive payment from an Account, no later than the first day of the month succeeding the date on which the Account becomes distributable, or as soon thereafter as practicable. Distribution of Account balances shall commence on the first day of the month following the date on which the Account becomes distributable, or as soon thereafter as practicable.

5.3     Form of Payment

     (a)     Except as provided in paragraphs (c) and (d) of this
Section 5.3 and Article VIII hereof, payments of Account balances to a Participant shall be in the form of one lump sum payment or annual cash installment payments over a period of from 1 to 10 years, at the election of the Participant.

     (b) The following formula shall be used to determine each annual installment payment to a Participant who has elected to receive installment payments:

remaining Account balance as of the current payment date

divided by

number of remaining payments, including the current one

Annual payments shall be made on the day payments commence pursuant to
Section 5.2 and on each annual anniversary date of such initial payment. Interest shall continue to accrue on the entire unpaid Account balance, as provided in Section 4.3.

     (c) In the event of a Participant's death prior to full distribution of his/her Account, the remaining Account balance shall be paid in a lump-sum to the Beneficiary or Beneficiaries, according to the designation made by the Participant, as soon as practicable after a Participant's death, and shall accrue interest until the account is completely distributed.

     (d) Notwithstanding the provisions of paragraph (b) above, if the remaining unpaid Account balance is $5,000 or less on any date an annual installment payment is to be made to a Participant, the payment shall be the remaining unpaid Account balance.

5.4     Distribution Election

     (a) Each Participant shall give written notice of his/her desired form of payment at the time of his/her participation election set forth in Section 2.4.

     (b) Except for distribution elections under Section 5.1(d), each Participant may from time to time revise the terms of distribution of the Participant's Account by submitting a revised written notice of his/her desired form of payment, provided that (i) the revised written notice of his/her desired form of payment shall be filed by the Participant with the Committee or its representative no less than twelve months prior to the date on which payment would commence to be made in the absence of such revised written notice, but in any event no later than the day before the date of the Participant's Separation from Service and (ii) in any event, distribution of the Participant's Account shall not commence earlier than twelve months after the Participant's revised notice of his/her desired form of payment is filed with the Committee or its representative.

5.5     Distribution Election Form

The Committee shall approve and distribute to all Participants a form which shall be used by each Participant to notify the Committee of his/her desired form of payment or to notify the Committee of any revision to his/her desired form of payment. Such form shall clearly delineate the payment alternatives provided pursuant to Section 5.4 hereof.

ARTICLE VI
ADMINISTRATION

6.1     General Administration; Rights and Duties

Subject to the express limitations of the Plan, the Committee, on behalf of the Participants, shall be charged with the general administration of the Plan and with the responsibility for carrying out its provisions, and shall have all powers necessary to accomplish those purposes, including, but not by way of limitation, the following:

     (a)     To construe and interpret the Plan;

     (b)     To compute the amount of benefits payable to Participants;

     (c) To authorize all disbursements by the Company of Account balances pursuant to the Plan;

     (d) To maintain all the necessary records for the administration of the Plan;

     (e) To make and publish rules for the administration and interpretation of the Plan and the transaction of its business;

     (f) To inform each Participant as soon as practicable after January 1 of each Plan Year, of the value of the Participant's Deferred Compensation Account as of the end of the previous Plan Year; and

     (g) To appoint (i) officers or Employees of the Company whom the Committee believes to be reliable and competent; and (ii) legal counsel (who may be Employees of the Company and Participants), independent accountants and other persons to assist the Committee in administering the Plan.

The determination of the Committee as to any disputed question or controversy shall be conclusive.

Any member of the Committee may resign by delivering a written resignation to the Board.


ARTICLE VII
PLAN AMENDMENTS AND TERMINATION

7.1     Amendments

The Company shall have the right to amend this Plan from time to time by resolutions of the Board or by the Committee, and to amend or rescind any such amendments; provided, however, that no action under this
Section 7.1 shall in any way reduce the amount of Compensation deferred or any interest thereon, up to and including the end of the month in which such action is taken. Interest will continue to accrue as provided in Section 4.3. All such amendments shall be in writing and shall be effective as provided by the Board or the Committee, as the case may be, subject to the limitations in this Section 7.1. The Committee shall inform each Participant as soon as practicable following the enactment of any such amendment.

7.2     Termination of Plan

Although the Company expects that this Plan will continue indefinitely, continuance of this Plan is not a contractual or other obligation of the Company, and the Company expressly reserves its right to discontinue this Plan at any time by resolutions of the Board, effective as provided by the Board in such resolutions. However, no such action shall in any way reduce the amount of Compensation deferred or any interest thereon, up to and including the end of the month in which such action is taken. Interest will continue to accrue as provided in Section 4.3.


ARTICLE VIII
MISCELLANEOUS

8.1     Notification to Committee

Any notification given by a Participant pursuant to this Plan shall be made in writing to the Committee or to such representative of the Committee as may be designated by it for such purpose, and shall be deemed to have been made or given on the date received by the Committee or such representative.

8.2     Participants' Employment

Participation in this Plan shall not give any Participant the right to be retained in the Company's employ or any right or interest other than as herein provided. No Participant or Employee shall have any right to any payment or benefit hereunder except to the extent provided in this Plan. The Company expressly reserves the right to dismiss any Participant without any liability for any claim against the Company, except to the extent expressly provided herein. This Plan shall create only a contractual obligation on the part of the Company and shall not be construed as creating a trust or other fiduciary relationship with Participants. Participants will have only the rights of general unsecured creditors of the Company with respect to Compensation deferred and interest credited to their Accounts.

8.3     Other Plans

This Plan shall not affect the right of any Employee or Participant to participate in and receive benefits under and in accordance with the provisions of any other Company plans which are now or may hereafter be in existence.

8.4     Beneficiaries and Contingent Beneficiaries

Each Participant shall, by written notice to the Committee, designate one or more persons or entities (including a trust or trusts or his/her estate) to receive any balance in his/her Deferred Compensation Account and interest thereon, payable to him/her under this Plan in the event of his/her death prior to full payment thereof. The Participant may also designate a person or persons as a Contingent Beneficiary or Contingent Beneficiaries who shall succeed to the rights of the person or persons originally designated as Beneficiary or Beneficiaries, in case the latter should die. He/she may from time to time change any designation of Beneficiary or Contingent Beneficiary so made, and the last written notice given by him/her to the Committee shall be controlling. In the event a Participant designates a person other than his/her spouse as Beneficiary of any interests under this Plan, the Participant's spouse shall sign a statement specifically approving such designation and authorizing the Committee to make payment of such interests in the manner provided in such designation. In the absence of such designation by the Participant, or in the absence of spousal approval and authorization as hereinabove provided, or in the event of the death prior to or simultaneous with the death of the Participant, of all Beneficiaries or Contingent Beneficiaries, as the case may be, to whom payments were to be made pursuant to a designation under this Section, and failing any other valid designation by the Participant, such payments or any balance thereof shall be paid to such Participant's legal representatives. In the event of the death, subsequent to the death of the Participant, of all Beneficiaries or Contingent Beneficiaries, as the case may be, to whom such payments were to be made or were being made pursuant to a designation under this section, such payments or any balance thereof shall be paid to the legal representatives of such Beneficiaries or Contingent Beneficiaries.

8.5     Taxes

To the extent permitted by law, if the whole or any part of a Participant's Account shall become the subject of any estate, inheritance, income or other tax which the Company shall legally be required to withhold and/or pay, the Company shall have full power and authority to pay such tax out of any monies or other property in its hands and charge such amounts paid against the Account of the Participant whose interest hereunder is subject to such taxes. Prior to making any such tax payment, the Company may require such releases or other documents from any lawful taxing authority as the Company shall deem necessary.

8.6     Benefits Not Assignable; Obligations Binding Upon Successors

Benefits under this Plan and rights to receive the amounts credited to the Account of a Participant shall not be assignable or transferable and any purported transfer, assignment, pledge or other encumbrance or attachment of any payments or benefits under this Plan, other than by operation of law, shall not be permitted or recognized. Obligations of the Company under this Plan shall be binding upon successors of the Company.

8.7     Illinois Law Governs; Saving Clause

The validity of this Plan or any of its provisions shall be construed and governed in all respects under and by the laws of the State of Illinois. If any provisions of this Plan shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall continue to be fully effective.

8.8     Headings Not Part of Plan

Headings and subheadings in this Plan are inserted for reference only, and are not to be considered in the construction of the provisions hereof.

8.9     Mid-Year Participants

Notwithstanding Article III and Sections 4.5, 5.4 and 5.5 of the Plan, any person who shall be elected or appointed as an officer of a Participating Employer and who expects to have Compensation over the amount specified in Section 2.1 of the Plan for the Plan Year of his or her election as an officer, and any person who becomes eligible to participate in an LTIP ("Mid-Year Participants"), shall be an Eligible Employee and may be a Participant, with respect to the portion of the Plan Year beginning the day after the effective date of election or appointment, or eligibility to participate in an LTIP. The Director of Compensation of the Company is directed to notify all persons who become Mid-Year Participants of their eligibility to participate in the Plan, as soon as practicable after their election or appointment or after they become eligible to participate in an LTIP. Each Mid-Year Participant shall give written notice to the Committee or its representative, of his or her election to become a Participant in the Plan for the remainder of such Plan Year, on a form to be provided by the Company. If a Mid-Year Participant fails to give such written notice of election within 30 days of being notified of his or her eligibility, such failure will be deemed an election not to become a Participant for the remainder of such Plan Year.